

January 10, 2012

Via E-mail
David Nass
President and Chief Executive Officer
UBS Commercial Mortgage Securitization Corp.
1285 Avenue of the Americas
New York, New York 10019

> **Re:** **UBS Commercial Mortgage Securitization Corp.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed December 23, 2011**
> **File No. 333-177354**

Dear Mr. Nass:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

     Please note that the page references below correspond to the EDGAR redline version of Amendment No. 1.

Risks Related to the Offered Certificates, page S-82

The Limited Nature of Ongoing Information May Make It Difficult for You to Resell Your Certificates, page S-89

1. We note your response to prior comment 5 and reissue in part. In your revisions to reflect the registrant's ongoing reporting obligations pursuant to the Exchange Act Section 15(d) and Rule 15d-22(b) on page S-89, in which you provided a parenthetical reference to the Exchange Act reporting obligations, the disclosure appears to imply that the reports delivered by the certificate administrator include the Exchange Act reports; however, the Exchange Act reports are separate obligations required by Exchange Act Section 15(d). We also note that similar revisions have not been made elsewhere,

including but not limited, to page S-233 under "Method of Distribution" and page 11 of the base prospectus. Please revise accordingly.

Description of the Trust Funds, page 32

MBS, page 38

2. We note your response to prior comment 6 and reissue in part. Please revise the prospectus supplement, specifically page S-139, to (1) incorporate the bullet points included in the base prospectus on page 39; and (2) address the comments we have issued below on your disclosure relating to MBS included in an asset pool.

3. We note the bullet point on page 39 of the base prospectus stating that if the MBS issuer is required to file reports under the Exchange Act, the related prospectus supplement will describe how to locate such reports. Please revise to state how investors will locate information relating to the issuer of the MBS if the issuer is not required to file reports under the Exchange Act. To the extent that information will not be available regarding the issuer(s) of the MBS, please revise to so state. Also, add a risk factor to explain what information will not be available to holders of the certificate or supplementally explain to us why such a risk factor is not needed.

4. We note your revisions to this section and in the prospectus supplement in response to our prior comments 6 and 7. We note that you will provide information regarding the type of mortgage loan underlying the MBS and such other "applicable" information. Please revise to add disclosure that you will provide the applicable information as required by Regulation AB.

5. We note your response to prior comment 6. Please also revise to disclose the information that you will provide relating to any significant obligor of the pool that is an issuer of MBS. Refer to Item 1112 of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, you may contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Frank Polverino
Cadwalader, Wickersham & Taft LLP